UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Group Reporting Changes in 2008 dated July 22, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 22, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 22, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

22nd July 2008

BARCLAYS PLC

GROUP REPORTING CHANGES IN 2008

Barclays PLC today announces the impact of certain changes in Group structure and reporting on 2007 and 2006 results. The restatements have no impact on the Group Income Statement or Balance Sheet. The 2007 and 2006 results for the businesses impacted are restated on pages 2 to 33 to show the effect of these changes. These changes reflect the adoption of IFRS 8 “Operating Segments” which has been early adopted as at 1st January 2008.

Group structure changes – effective 1st January 2008.

The businesses previously managed and reported as International Retail and Commercial Banking – excluding Absa are now reported and managed separately as Global Retail and Commercial Banking – Western Europe and Global Retail and Commercial Banking – Emerging Markets going forward.

Barclays Commercial Bank. The Marine Finance business, previously part of Barclaycard, is now managed and reported within Barclays Commercial Bank.

Barclaycard. The Absa credit card portfolio, previously part of International Retail and Commercial Banking – Absa is now managed and reported within Barclaycard. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking – Western Europe. The Marine Finance business, previously part of Barclaycard is now managed and reported within Barclays Commercial Bank.

Global Retail and Commercial Banking - Western Europe. Certain credit card portfolios previously part of Barclaycard are now managed and reported as part of Global Retail and Commercial Banking – Western Europe.

International Retail and Commercial Banking – Absa. This business will be known going forward as Global Retail and Commercial Banking – Absa. The Absa credit card portfolio previously part of Global Retail and Commercial Banking – Absa is now managed and reported within Barclaycard.

Certain expenses, assets and staff previously reported within International Retail and Commercial Banking – excluding Absa have been allocated across UK Retail Banking, Barclays Commercial Bank , Barclaycard , Global Retail and Commercial Banking – Western Europe, Global Retail and Commercial Banking – Emerging Markets and Global Retail and Commercial Banking – Absa.

Certain pension assets and liabilities have been reclassified from Head Office and Other Operations to the other businesses in the Group.

UK Banking which previously reflected UK Retail Banking and Barclays Commercial Bank combined is no longer reported as a separate segment.

The structure remains unchanged for Barclays Capital, Barclays Global Investors, Barclays Wealth and Head Office and Other Operations.

For further information please contact:

Investor Relations	Media Relations
Mark Merson/ John McIvor	Alistair Smith /Robin Tozer
+44 (0) 20 7116 5752/ 2929	+44 (0) 20 7116 6 132 / 6 586

The information in this announcement does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the years ended 31st December 2007 and 31st December 2006 which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act and the group's auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act.

Business analysis of profit before tax net of restatements

		Group
	2007 as	structure	2007	2006
	published	changes	restated	restated
	£m	£m	£m	£m
UK Retail Banking	1,282	(7)	1,275	1,181
Barclays Commercial Bank	1,371	(14)	1,357	1,362
Barclaycard	540	63	603	522
IRCB - ex Absa	246	(246)	-	-
GRCB - Absa	689	(92)	597	609
GRCB - Western Europe	-	196	196	162
GRCB - Emerging Markets	-	100	100	384
Barclays Capital	2,335	-	2,335	2,216
Barclays Global Investors	734	-	734	714
Barclays Wealth	307	-	307	245
Head office functions and other operations	(428)	-	(428)	(259)
Profit before tax	7,076	-	7,076	7,136

UK
 Retail Banking

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	restated
	£m	£m	£m	£m
Net interest income	2,858	-	2,858	2,765
Net fee and commission income	1,183	-	1,183	1,232
Net premiums from insurance contracts	252	-	252	342
Other income	47	-	47	42
Total income	4,340	-	4,340	4,381
Net claims and benefits incurred under insurance contracts	(43)	-	(43)	(35)
Total income net of insurance claims	4,297	-	4,297	4,346
Impairment charges	(559)	-	(559)	(635)
Net income	3,738	-	3,738	3,711
Operating expenses excluding amortisation of intangible assets	(2,455)	(6)	(2,461)	(2,531)
Amortisation of intangible assets	(8)	(1)	(9)	(1)
Operating expenses	(2,463)	(7)	(2,470)	(2,532)
Share of post-tax results of associates and joint ventures	7	-	7	2
Profit before tax	1,282	(7)	1,275	1,181

Balance Sheet Information
Loans and advances to customers	£82.0bn		£82.0bn	£74.7bn
Customer accounts	£87.1bn		£87.1bn	£82.3bn
Total assets	£87.8bn		£88.5bn	£81.7bn

Performance Ratios
Return on average economic capital	28%		28%	28%
Cost:income ratio [1]	57%		57%	58%
Cost:net income ratio [2]	66%		66%	68%

Other Financial Measures
Risk Tendency	£470m		£470m	£500m
Economic profit	£622m		£617m	£590m
Risk weighted assets ( Basel I)	£46.0bn		£46.1bn	£43.0bn
Risk weighted assets (Basel II)	£30.5bn		£30.5bn	-

Staff Numbers	32,800		32,800	34,500

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclays Commercial
 Bank

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	restated
	£m	£m	£m	£m
Net interest income	1,738	9	1,747	1,710
Net fee and commission income	749	1	750	643
Net trading income	9	-	9	2
Net investment income	47	-	47	28
Principal transactions	56	-	56	30
Other income	11	-	11	21
Total income	2,554	10	2,564	2,404
Impairment charges	(290)	(2)	(292)	(253)
Net income	2,264	8	2,272	2,151
Operating expenses excluding amortisation of intangible assets	(903)	(21)	(924)	(867)
Amortisation of intangible assets	(4)	(1)	(5)	(1)
Operating expenses	(907)	(22)	(929)	(868)
Share of post-tax results of associates and joint ventures	-	-	-	3
Profit on disposal of subsidiaries, associates and joint ventures	14	-	14	76
Profit before tax	1,371	(14)	1,357	1,362

Balance Sheet Information
Loans and advances to customers	£63.3bn		£63.7bn	£56.6bn
Customer accounts	£60.8bn		£60.8bn	£57.4bn
Total assets	£73.9bn		£74.6bn	£66.2bn

Performance Ratios
Return on average economic capital	30%		30%	36%
Cost:income ratio [1]	36%		36%	36%
Cost:net income ratio [2]	40%		41%	40%

Other Financial Measures
Risk Tendency	£305m		£305m	£300m
Economic profit	£650m		£635m	£729m
Risk weighted assets ( Basel I)	£53.8bn		£54.3bn	£50.3bn
Risk weighted assets (Basel II)	£61.7bn		£62.1bn	-

Staff Numbers	8,400		9,200	* 8,100

*
In the second half of 2007 certain operations personnel were transferred from UK Retail Banking to Barclays Commercial Bank
. The Staff numbers of 8,100 as at
31st December 2007
do not include 900 such personnel.

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclaycard

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	restated
	£m	£m	£m	£m
Net interest income	1,394	(20)	1,374	1,363
Net fee and commission income	1,080	63	1,143	1,183
Net investment income	11	-	11	20
Net premiums from insurance contracts	40	-	40	18
Other income	(26)	1	(25)	-
Total income	2,499	44	2,543	2,584
Net claims and benefits incurred under insurance contracts	(13)	-	(13)	(8)
Total income net of insurance claims	2,486	44	2,530	2,576
Impairment charges	(838)	11	(827)	(1,053)
Net income	1,648	55	1,703	1,523
Operating expenses excluding amortisation of intangible assets	(1,073)	16	(1,057)	(969)
Amortisation of intangible assets	(28)	(8)	(36)	(24)
Operating expenses	(1,101)	8	(1,093)	(993)
Share of post-tax results of associates and joint ventures	(7)	-	(7)	(8)
Profit before tax	540	63	603	522

Balance Sheet Information
Loans and advances to customers	£20.1bn		£19.7bn	£18.1bn
Total assets	£22.2bn		£22.1bn	£20.0bn

Performance Ratios
Return on average economic capital	19%		20%	19%
Cost:income ratio [1]	44%		43%	39%
Cost:net income ratio [2]	67%		64%	65%

Other Financial Measures
Risk Tendency	£945m		£955m	£1,090m
Economic profit	£183m		£213m	£183m
Risk weighted assets ( Basel I)	£19.9bn		£19.7bn	£16.9bn
Risk weighted assets (Basel II)	£22.4bn		£22.5bn	-

Staff Numbers	7,800		8,900	9,100

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

International Retail and Commercial Banking - excluding Absa

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	restated
	£m	£m	£m	£m
Net interest income	753	(753)	-	-
Net fee and commission income	425	(425)	-	-
Net trading income	68	(68)	-	-
Net investment income	109	(109)	-	-
Principal transactions	177	(177)	-	-
Net premiums from insurance contracts	145	(145)	-	-
Other income	9	(9)	-	-
Total income	1,509	(1,509)	-	-
Net claims and benefits incurred under insurance contracts	(170)	170	-	-
Total income net of insurance claims	1,339	(1,339)	-	-
Impairment charges	(79)	79	-	-
Net income	1,260	(1,260)	-	-
Operating expenses excluding amortisation of intangible assets	(1,007)	1,007	-	-
Amortisation of intangible assets	(16)	16	-	-
Operating expenses	(1,023)	1,023	-	-
Share of post-tax results of associates and joint ventures	1	(1)	-	-
Profit on disposal of subsidiaries, associates and joint ventures	8	(8)	-	-
Profit before tax	246	(246)	-	-

Balance Sheet Information
Loans and advances to customers	£39.3bn		-	-
Customer accounts	£15.7bn		-	-
Total assets	£52.2bn		-	-

Performance Ratios
Return on average economic capital	11%		-	-
Cost:income ratio [1]	76%		-	-
Cost:net income ratio [2]	81%		-	-

Other Financial Measures
Risk Tendency	£220m		-	-
Economic profit	£20m		-	-
Risk weighted assets ( Basel I)	£29.7bn		-	-
Risk weighted assets (Basel II)	£34.6bn		-	-

Staff Numbers	22,100		-	-

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Global
 Retail and Commercial Banking -

Absa

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	restated
	£m	£m	£m	£m
Net interest income	1,137	(82)	1,055	983
Net fee and commission income	785	(101)	684	754
Net trading income/(loss)	1	(1)	-	(11)
Net investment income	70	-	70	117
Principal transactions	71	(1)	70	106
Net premiums from insurance contracts	227	-	227	240
Other income	78	(1)	77	54
Total income	2,298	(185)	2,113	2,137
Net claims and benefits incurred under insurance contracts	(114)	-	(114)	(106)
Total income net of insurance claims	2,184	(185)	1,999	2,031
Impairment charges	(173)	27	(146)	(112)
Net income	2,011	(158)	1,853	1,919
Operating expenses excluding amortisation of intangible assets	(1,272)	60	(1,212)	(1,250)
Amortisation of intangible assets	(61)	6	(55)	(69)
Operating expenses	(1,333)	66	(1,267)	(1,319)
Share of post-tax results of associates and joint ventures	6	-	6	9
Profit on disposal of subsidiaries, associates and joint ventures	5	-	5	-
Profit before tax	689	(92)	597	609

Balance Sheet Information
Loans and advances to customers	£30.8bn		£29.9bn	£23.5bn
Customer accounts	£13.1bn		£13.0bn	£10.9bn
Total assets	£37.3bn		£36.4bn	£29.6bn

Performance Ratios
Return on average economic capital	23%		20%	29%
Cost:income ratio [1]	61%		63%	65%
Cost:net income ratio [2]	66%		68%	69%

Other Financial Measures
Risk Tendency	£255m		£190m	£130m
Economic profit	£130m		£98m	£138m
Risk weighted assets ( Basel I)	£23.6bn		£22.4bn	£19.8bn
Risk weighted assets (Basel II)	£18.3bn		£17.2bn	-

Staff Numbers	36,200		35,800	33,000

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Global Retail and Commercial Banking -
Western Europe

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	restated
	£m	£m	£m	£m
Net interest income	-	527	527	436
Net fee and commission income	-	322	322	248
Net trading income	-	13	13	14
Net investment income	-	93	93	65
Principal transactions	-	106	106	79
Net premiums from insurance contracts	-	145	145	110
Other income	-	7	7	16
Total income	-	1,107	1,107	889
Net claims and benefits incurred under insurance contracts	-	(170)	(170)	(138)
Total income net of insurance claims	-	937	937	751
Impairment charges	-	(76)	(76)	(38)
Net income	-	861	861	713
Operating expenses excluding amortisation of intangible assets	-	(665)	(665)	(542)
Amortisation of intangible assets	-	(8)	(8)	(8)
Operating expenses	-	(673)	(673)	(550)
Share of post-tax results of associates and joint ventures	-	-	-	(1)
Profit on disposal of subsidiaries, associates and joint ventures	-	8	8	-
Profit before tax	-	196	196	162

Balance Sheet Information
Loans and advances to customers	-		£35.0bn	£26.9bn
Customer accounts	-		£9.4bn	£6.8bn
Total assets	-		£43.7bn	£33.5bn

Performance Ratios
Return on average economic capital	-		11%	11%
Cost:income ratio [1]	-		72%	73%
Cost:net income ratio [2]	-		78%	77%

Other Financial Measures
Risk Tendency	-		£135m	£90m
Economic profit	-		£16m	£9m
Risk weighted assets ( Basel I)	-		£24.5bn	£17.6bn
Risk weighted assets (Basel II)			£25.1bn	-

Staff Numbers	-		8,800	6,600

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Global Retail and Commercial Banking - Emerging Markets

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	restated
	£m	£m	£m	£m
Net interest income	-	319	319	246
Net fee and commission income	-	140	140	141
Net trading income	-	56	56	3
Net investment income	-	16	16	1
Principal transactions	-	72	72	4
Net premiums from insurance contracts	-	-	-	1
Other income	-	2	2	4
Total income	-	533	533	396
Net claims and benefits incurred under insurance contracts	-	-	-	-
Total income net of insurance claims	-	533	533	396
Impairment charges	-	(39)	(39)	(30)
Net income	-	494	494	366
Operating expenses excluding amortisation of intangible assets	-	(391)	(391)	(269)
Amortisation of intangible assets	-	(4)	(4)	(1)
Operating expenses	-	(395)	(395)	(270)
Share of post-tax results of associates and joint ventures	-	1	1	41
Profit on disposal of subsidiaries, associates and joint ventures	-	-	-	247
Profit before tax	-	100	100	384

Balance Sheet Information
Loans and advances to customers	-		£5.1bn	£2.7bn
Customer accounts	-		£6.2bn	£4.2bn
Total assets	-		£9.2bn	£5.2bn

Performance Ratios
Return on average economic capital	-		15%	103%
Cost:income ratio [1]	-		74%	68%
Cost:net income ratio [2]	-		80%	74%

Other Financial Measures
Risk Tendency	-		£140m	£35m
Economic profit	-		£26m	£308m
Risk weighted assets ( Basel I)	-		£6.1bn	£3.3bn
Risk weighted assets (Basel II)			£10.2bn	-

Staff Numbers	-		11,800	7,600

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclays Capital

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	published
	£m	£m	£m	£m
Net interest income	1,179	-	1,179	1,158
Net fee and commission income	1,235	-	1,235	952
Net trading income	3,739	-	3,739	3,562
Net investment income	953	-	953	573
Principal transactions	4,692	-	4,692	4,135
Other income	13	-	13	22
Total income	7,119	-	7,119	6,267
Impairment charges and other credit provisions	(846)	-	(846)	(42)
Net income	6,273	-	6,273	6,225
Operating expenses excluding amortisation of intangible assets	(3,919)	-	(3,919)	(3,996)
Amortisation of intangible assets	(54)	-	(54)	(13)
Operating expenses	(3,973)	-	(3,973)	(4,009)
Share of post-tax results of associates and joint ventures	35	-	35	-
Profit before tax	2,335	-	2,335	2,216

Balance Sheet Information
Total assets	£839.7bn		£839.9bn	£657.9bn

Performance Ratios
Return on average economic capital	33%		33%	41%
Cost:income ratio [1]	56%		56%	64%
Cost:net income ratio [2]	63%		63%	64%

Other Financial Measures
Risk Tendency	£140m		£140m	£95m
Economic profit	£1,172m		£1,172m	£1,181m
Risk weighted assets ( Basel I)	£169.1bn		£169.1bn	£137.6bn
Risk weighted assets (Basel II)	£173.0bn		£173.0bn	-
Average DVaR	£42.0m		£42.0m	£37.1m
Average net income generated per member of staff ('000)	£466		£466	£575
Corporate lending portfolio	£52.3bn		£52.3bn	£40.6bn

Staff Numbers	16,200		16,200	13,200

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclays Global Investors

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	published	published
	£m	£m	£m	£m
Net interest (expense)/income	(8)	-	(8)	10
Net fee and commission income	1,936	-	1,936	1,651
Net trading income	5	-	5	2
Net investment (expense)/income	(9)	-	(9)	2
Principal transactions	(4)	-	(4)	4
Other Income	2	-	2	-
Total income	1,926	-	1,926	1,665
Operating expenses excluding amortisation of intangible assets	(1,184)	-	(1,184)	(946)
Amortisation of intangible assets	(8)	-	(8)	(5)
Operating expenses	(1,192)	-	(1,192)	(951)
Profit before tax	734	-	734	714

Balance Sheet Information
Total assets	£89.2bn		£89.2bn	£80.5bn

Performance Ratios
Return on average economic capital	241%		241%	228%
Cost:income ratio [1]	62%		62%	57%

Other Financial Measures
Economic profit	£430m		£430m	£376m
Risk weighted assets ( Basel I)	£2.0bn		£2.0bn	£1.4bn
Risk weighted assets (Basel II)	£4.3bn		£4.3bn	-
Average income generated per member of staff ('000)	£631		£631	£666

Staff Numbers	3,400		3,400	2,700

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

Barclays Wealth

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	published
	£m	£m	£m	£m
Net interest income	431	-	431	392
Net fee and commission income	739	-	739	674
Net trading income	3	-	3	2
Net investment income	52	-	52	154
Principal transactions	55	-	55	156
Net premiums from insurance contracts	195	-	195	210
Other income	19	-	19	16
Total income	1,439	-	1,439	1,448
Net claims and benefits incurred under insurance contracts	(152)	-	(152)	(288)
Total income net of insurance claims	1,287	-	1,287	1,160
Impairment charges	(7)	-	(7)	(2)
Net income	1,280	-	1,280	1,158
Operating expenses excluding amortisation of intangible assets	(967)	-	(967)	(909)
Amortisation of intangible assets	(6)	-	(6)	(4)
Operating expenses	(973)	-	(973)	(913)
Profit before tax	307	-	307	245

Balance Sheet Information
Loans and advances to customers	£9.0bn		£9.0bn	£6.2bn
Customer accounts	£34.4bn		£34.4bn	£28.3bn
Total assets	£18.0bn		£18.2bn	£15.0bn

Performance Ratios
Return on average economic capital	51%		51%	40%
Cost:income ratio [1]	76%		76%	79%

Other Financial Measures
Risk Tendency	£10m		£10m	£10m
Economic profit	£233m		£233m	£130m
Risk weighted assets ( Basel I)	£7.7bn		£7.7bn	£6.1bn
Risk weighted assets (Basel II)	£8.0bn		£8.0bn	-
Average income generated per member of staff	£188		£188	£181

Staff Numbers	6,900		6,900	6,600

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Head Office Functions
 and Other Operations

		Group
	2007 as	structure	2007 as	200 6 as
	published	changes	restated	published
	£m	£m	£m	£m
Net interest income	128	-	128	80
Net fee and commission income	(424)	-	(424)	(301)
Net trading (loss)/income	(66)	-	(66)	40
Net investment (expense)/income	(17)	-	(17)	2
Principal transactions	(83)	-	(83)	42
Net premiums from insurance contracts	152	-	152	139
Other income	35	-	35	39
Total income	(192)	-	(192)	(1)
Impairment (charges)/releases	(3)	-	(3)	11
Net income	(195)	-	(195)	10
Operating expenses excluding amortisation of intangible assets	(233)	-	(233)	(259)
Amortisation of intangible assets	(1)	-	(1)	(10)
Operating expenses	(234)	-	(234)	(269)
Profit on disposal of associates and joint ventures	1	-	1	-
Loss before tax	(428)	-	(428)	(259)

Balance Sheet Information
Total assets	£7.1bn		£5.7bn	£7.1bn

Performance Ratios
Risk Tendency	£10m		£10m	£10m
Risk weighted assets ( Basel I)	£1.6bn		£1.6bn	£1.9bn
Risk weighted assets (Basel II)	£1.1bn		£1.1bn	-

Staff Numbers	1,100		1,100	1,200

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Risk Weighted Assets
 (
Basel
 I)

		Group
	2007 as	structure	2007 as	2006 as
	Published	changes	restated	restated
	£m	£m	£m	£m
UK Retail Banking	45,992	67	46,059	43,020
Barclays Commercial Bank	53,844	481	54,325	50,302
Barclaycard	19,929	(239)	19,690	16,873
IRCB - ex Absa	29,667	(29,667)	-	-
GRCB - Absa	23,602	(1,154)	22,448	19,809
GRCB - Western Europe	-	24,462	24,462	17,567
GRCB - Emerging Markets	-	6,050	6,050	3,255
Barclays Capital	169,124	-	169,124	137,635
Barclays Global Investors	1,994	-	1,994	1,375
Barclays Wealth	7,692	-	7,692	6,077
Head office functions and other operations	1,632	-	1,632	1,920
	353,476	-	353,476	297,833

Risk Weighted Assets (
Basel
 II)

		Group
		structure	2007 as	2006 as
	2007	changes	restated	restated
	£m	£m	£m	£m
UK Retail Banking	30,469	71	30,540	-
Barclays Commercial Bank	61,665	391	62,056	-
Barclaycard	22,446	11	22,457	-
IRCB - ex Absa	34,649	(34,649)	-	-
GRCB - Absa	18,297	(1,084)	17,213	-
GRCB - Western Europe	-	25,084	25,084	-
GRCB - Emerging Markets	-	10,176	10,176	-
Barclays Capital	172,974	-	172,974	-
Barclays Global Investors	4,266	-	4,266	-
Barclays Wealth	8,011	-	8,011	-
Head office functions and other operations	1,101	-	1,101	-
	353,878	-	353,878	-

Profit before tax net of restatements

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
UK Retail Banking	1,275	629	646
Barclays Commercial Bank	1,357	651	706
Barclaycard	603	304	299
GRCB - Absa	597	326	271
GRCB - Western Europe	196	91	105
GRCB - Emerging Markets	100	40	60
Barclays Capital	2,335	675	1,660
Barclays Global Investors	734	346	388
Barclays Wealth	307	134	173
Head office functions and other operations	(428)	(221)	(207)
Profit before tax	7,076	2,975	4,101

UK
 Retail Banking

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	2,858	1,451	1,407
Net fee and commission income	1,183	583	600
Net premiums from insurance contracts	252	165	87
Other income	47	(2)	49
Total income	4,340	2,197	2,143
Net claims and benefits incurred under insurance contracts	(43)	(21)	(22)
Total income net of insurance claims	4,297	2,176	2,121
Impairment charges	(559)	(282)	(277)
Net income	3,738	1,894	1,844
Operating expenses excluding amortisation of intangible assets	(2,461)	(1,266)	(1,195)
Amortisation of intangible assets	(9)	(5)	(4)
Operating expenses	(2,470)	(1,271)	(1,199)
Share of post-tax results of associates and joint ventures	7	6	1
Profit before tax	1,275	629	646

Balance Sheet Information
Loans and advances to customers		£82.0bn	£77.5bn
Customer accounts		£87.1bn	£84.5bn
Total assets		£88.5bn	£84.3bn

Performance Ratios
Return on average economic capital	28%	28%	28%
Cost:income ratio [1]	57%	58%	57%
Cost:net income ratio [2]	66%	67%	65%

Other Financial Measures
Risk Tendency		£470m	£580m
Economic profit		£306m	£311m
Risk weighted assets ( Basel I)		£46.1bn	£42.5bn
Risk weighted assets (Basel II)		£30.5bn	-

Staff Numbers		32,800	33,900

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclays Commercial Bank

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	1,747	880	867
Net fee and commission income	750	398	352
Net trading income	9	7	2
Net investment income	47	17	30
Principal transactions	56	24	32
Other income	11	5	6
Total income	2,564	1,307	1,257
Impairment charges	(292)	(168)	(124)
Net income	2,272	1,139	1,133
Operating expenses excluding amortisation of intangible assets	(924)	(499)	(425)
Amortisation of intangible assets	(5)	(3)	(2)
Operating expenses	(929)	(502)	(427)
Share of post-tax results of associates and joint ventures	-	-	-
Profit on disposal of subsidiaries, associates and joint ventures	14	14	-
Profit before tax	1,357	651	706

Balance Sheet Information
Loans and advances to customers		£63.7bn	£60.4bn
Customer accounts		£60.8bn	£59.8bn
Total assets		£74.6bn	£69.8bn

Performance Ratios
Return on average economic capital	30%	29%	31%
Cost:income ratio [1]	36%	38%	34%
Cost:net income ratio [2]	41%	44%	38%

Other Financial Measures
Risk Tendency		£305m	£290m
Economic profit		£303m	£332m
Risk weighted assets ( Basel I)		£54.3bn	£51.1bn
Risk weighted assets (Basel II)		£62.1bn	-

Staff Numbers *		9,200	7,900

*
In the second half of 2007 certain operations personnel were transferred from UK Retail Banking to Barclays Commercial Bank
. The Staff numbers of 7,900 as at 30
th June
2007 do not include 1,200 such personnel.

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclaycard

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	1,374	688	686
Net fee and commission income	1,143	567	576
Net trading income	-	(2)	2
Net investment income	11	11	-
Net premiums from insurance contracts	40	19	21
Other income	(25)	(2)	(23)
Total income	2,543	1,281	1,262
Net claims and benefits incurred under insurance contracts	(13)	(6)	(7)
Total income net of insurance claims	2,530	1,275	1,255
Impairment charges	(827)	(392)	(435)
Net income	1,703	883	820
Operating expenses excluding amortisation of intangible assets	(1,057)	(553)	(504)
Amortisation of intangible assets	(36)	(21)	(15)
Operating expenses	(1,093)	(574)	(519)
Share of post-tax results of associates and joint ventures	(7)	(5)	(2)
Profit before tax	603	304	299

Balance Sheet Information
Loans and advances to customers		£19.7bn	£18.2bn
Total assets		£22.1bn	£20.4bn

Performance Ratios
Return on average economic capital	20%	20%	21%
Cost:income ratio [1]	43%	45%	41%
Cost:net income ratio [2]	64%	65%	63%

Other Financial Measures
Risk Tendency		£955m	£975m
Economic profit		£98m	£115m
Risk weighted assets ( Basel I)		£19.7bn	£16.9bn
Risk weighted assets (Basel II)		£22.5bn	-

Staff Numbers		8,900	8,700

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Global
Retail and Commercial Banking -

Absa

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	1,055	582	473
Net fee and commission income	684	344	340
Net trading income	-	2	(2)
Net investment income	70	23	47
Principal transactions	70	25	45
Net premiums from insurance contracts	227	110	117
Other income	77	40	37
Total income	2,113	1,101	1,012
Net claims and benefits incurred under insurance contracts	(114)	(59)	(55)
Total income net of insurance claims	1,999	1,042	957
Impairment charges	(146)	(90)	(56)
Net income	1,853	952	901
Operating expenses excluding amortisation of intangible assets	(1,212)	(605)	(607)
Amortisation of intangible assets	(55)	(30)	(25)
Operating expenses	(1,267)	(635)	(632)
Share of post-tax results of associates and joint ventures	6	5	1
Profit on disposal of subsidiaries, associates and joint ventures	5	4	1
Profit before tax	597	326	271

Balance Sheet Information
Loans and advances to customers		£29.9bn	£25.4bn
Customer accounts		£13.0bn	£12.2bn
Total assets		£36.4bn	£31.9bn

Performance Ratios
Return on average economic capital	20%	22%	18%
Cost:income ratio [1]	63%	61%	66%
Cost:net income ratio [2]	68%	67%	70%

Other Financial Measures
Risk Tendency		£190m	£185m
Economic profit		£59m	£39m
Risk weighted assets ( Basel I)		£22.4bn	£20.7bn
Risk weighted assets (Basel II)		£17.2bn	-

Staff Numbers		35,800	33,100

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Global Retail and Commercial Banking -
Western Europe

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	527	284	243
Net fee and commission income	322	166	156
Net trading income	13	7	6
Net investment income	93	46	47
Principal transactions	106	53	53
Net premiums from insurance contracts	145	100	45
Other income	7	4	3
Total income	1,107	607	500
Net claims and benefits incurred under insurance contracts	(170)	(110)	(60)
Total income net of insurance claims	937	497	440
Impairment charges	(76)	(44)	(32)
Net income	861	453	408
Operating expenses excluding amortisation of intangible assets	(665)	(362)	(303)
Amortisation of intangible assets	(8)	(4)	(4)
Operating expenses	(673)	(366)	(307)
Profit on disposal of subsidiaries, associates and joint ventures	8	4	4
Profit before tax	196	91	105

Balance Sheet Information
Loans and advances to customers		£35.0bn	£29.7bn
Customer accounts		£9.4bn	£7.7bn
Total assets		£43.7bn	£36.7bn

Performance Ratios
Return on average economic capital	11%	10%	12%
Cost:income ratio [1]	72%	74%	70%
Cost:net income ratio [2]	78%	81%	75%

Other Financial Measures
Risk Tendency		£135m	£105m
Economic profit		£2m	£14m
Risk weighted assets ( Basel I)		£24.5bn	£20.4bn
Risk weighted assets (Basel II)		£25.1bn	-

Staff Numbers		8,800	7,600

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Global Retail and Commercial Banking - Emerging Markets

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	319	181	138
Net fee and commission income	140	71	69
Net trading income	56	42	14
Net investment income	16	13	3
Principal transactions	72	55	17
Other income	2	5	(3)
Total income	533	312	221
Impairment charges	(39)	(27)	(12)
Net income	494	285	209
Operating expenses excluding amortisation of intangible assets	(391)	(239)	(152)
Amortisation of intangible assets	(4)	(7)	3
Operating expenses	(395)	(246)	(149)
Share of post-tax results of associates and joint ventures	1	1	-
Profit before tax	100	40	60

Balance Sheet Information
Loans and advances to customers		£5.1bn	£3.4bn
Customer accounts		£6.2bn	£4.8bn
Total assets		£9.2bn	£6.3bn

Performance Ratios
Return on average economic capital	15%	7%	27%
Cost:income ratio [1]	74%	79%	67%
Cost:net income ratio [2]	80%	86%	71%

Other Financial Measures
Risk Tendency		£140m	£50m
Economic profit		£(3m)	£29m
Risk weighted assets ( Basel I)		£6.1bn	£4.0bn
Risk weighted assets (Basel II)		£10.2bn	-

Staff Numbers		11,800	9,600

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclays Capital

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	1,179	612	567
Net fee and commission income	1,235	621	614
Net trading income	3,739	978	2,761
Net investment income	953	747	206
Principal transactions	4,692	1,725	2,967
Other income	13	8	5
Total income	7,119	2,966	4,153
Impairment charges and other credit provisions	(846)	(836)	(10)
Net income	6,273	2,130	4,143
Operating expenses excluding amortisation of intangible assets	(3,919)	(1,466)	(2,453)
Amortisation of intangible assets	(54)	(24)	(30)
Operating expenses	(3,973)	(1,490)	(2,483)
Share of post-tax results of associates and joint ventures	35	35	-
Profit before tax	2,335	675	1,660

Balance Sheet Information
Total assets		£839.9bn	£796.4bn

Performance Ratios
Return on average economic capital	33%	17%	54%
Cost:income ratio [1]	56%	50%	60%
Cost:net income ratio [2]	63%	70%	60%

Other Financial Measures
Risk Tendency		£140m	£110m
Economic profit		£203m	£969m
Risk weighted assets ( Basel I)		£169.1bn	£152.5bn
Risk weighted assets (Basel II)		£173.0bn	-
Average DVaR		£42.0m	£39.3m
Average net income generated per member of staff ('000)		£137	£329

Staff Numbers		16,200	15,700

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclays Global Investors

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest (expense)/income	(8)	(6)	(2)
Net fee and commission income	1,936	996	940
Net trading income	5	4	1
Net investment income	(9)	(12)	3
Principal transactions	(4)	(8)	4
Other Income	2	1	1
Total income	1,926	983	943
Operating expenses excluding amortisation of intangible assets	(1,184)	(633)	(551)
Amortisation of intangible assets	(8)	(4)	(4)
Operating expenses	(1,192)	(637)	(555)
Profit before tax	734	346	388

Balance Sheet Information
Total assets		£89.2bn	£90.4bn

Performance Ratios
Return on average economic capital	241%	244%	238%
Cost:income ratio	62%	65%	59%

Other Financial Measures
Economic profit		£220m	£210m
Risk weighted assets ( Basel I)		£2.0bn	£1.6bn
Risk weighted assets (Basel II)		£4.3bn	-
Average income generated per member of staff ('000)		£306	£325

Staff Numbers		3,400	3,100

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Barclays Wealth

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	431	226	205
Net fee and commission income	739	380	359
Net trading income	3	(4)	7
Net investment income	52	(7)	59
Principal transactions	55	(11)	66
Net premiums from insurance contracts	195	95	100
Other income	19	10	9
Total income	1,439	700	739
Net claims and benefits incurred under insurance contracts	(152)	(48)	(104)
Total income net of insurance claims	1,287	652	635
Impairment charges	(7)	(5)	(2)
Net income	1,280	647	633
Operating expenses excluding amortisation of intangible assets	(967)	(509)	(458)
Amortisation of intangible assets	(6)	(4)	(2)
Operating expenses	(973)	(513)	(460)
Profit before tax	307	134	173

Balance Sheet Information
Loans and advances to customers		£9.0bn	£7.1bn
Customer accounts		£34.4bn	£30.9bn
Total assets		£18.2bn	£16.7bn

Performance Ratios
Return on average economic capital	51%	47%	56%
Cost:income ratio [1]	76%	79%	72%

Other Financial Measures
Risk Tendency		£10m	£10m
Economic profit		£119m	£114m
Risk weighted assets ( Basel I)		£7.7bn	£6.9bn
Risk weighted assets (Basel II)		£8.0bn	-
Average income generated per member of staff		£94	£94

Staff Numbers		6,900	6,900

1

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.
2

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

Head Office Functions
 and Other Operations

		Half-year ended
	2007	31.12.07	30.06.07
	£m	£m	£m
Net interest income	128	123	5
Net fee and commission expense	(424)	(230)	(194)
Net trading loss	(66)	(86)	20
Net investment expense	(17)	(18)	1
Principal transactions	(83)	(104)	21
Net premiums from insurance contracts	152	80	72
Other income	35	19	16
Total income	(192)	(112)	(80)
Impairment charges	(3)	8	(11)
Net loss	(195)	(104)	(91)
Operating expenses excluding amortisation of intangible assets	(233)	(121)	(112)
Amortisation of intangible assets	(1)	3	(4)
Operating expenses	(234)	(118)	(116)
Profit on disposal of associates and joint ventures	1	1	-
Loss before tax	(428)	(221)	(207)

Balance Sheet Information
Total assets		£5.7bn	£5.4bn

Performance Ratios
Risk Tendency		£10m	£5m
Risk weighted assets ( Basel I)		£1.6bn	£1.5bn
Risk weighted assets (Basel II)		£1.1bn	-

Staff Numbers		1,100	1,200

Restated Total Assets

		As at
	31.12.07	3 0 . 06 .07	3 1 . 12 .0 6
	£m	£m	£m
UK Retail Banking	88,477	84,267	81,693
Barclays Commercial Bank	74,566	69,830	66,224
Barclaycard	22,121	20,362	20,033
GRCB - Absa	36,368	31,908	29,590
GRCB - Western Europe	43,702	36,724	33,487
GRCB - Emerging Markets	9,188	6,323	5,219
Barclays Capital	839,850	796,389	657,922
Barclays Global Investors	89,218	90,440	80,515
Barclays Wealth	18,188	16,663	15,022
Head office functions and other operations	5,683	5,356	7,082
Total assets	1,227,361	1,158,262	996,787

Restated Risk Weighted Assets
 (
Basel
 I)

		As at
	31.12.07	30.06.07	31.12.06
	£m	£m	£m
UK Retail Banking	46,059	42,498	43,020
Barclays Commercial Bank	54,325	51,106	50,302
Barclaycard	19,690	16,898	16,873
GRCB - Absa	22,448	20,692	19,809
GRCB - Western Europe	24,462	20,370	17,567
GRCB - Emerging Markets	6,050	4,049	3,255
Barclays Capital	169,124	152,467	137,635
Barclays Global Investors	1,994	1,616	1,375
Barclays Wealth	7,692	6,871	6,077
Head office functions and other operations	1,632	1,476	1,920
Profit before tax	353,476	318,043	297,833

Restated Risk Weighted Assets (
Basel
 II)

		As at
	31.12.07	30.06.07	31.12.06
	£m	£m	£m
UK Retail Banking	30,540	-	-
Barclays Commercial Bank	62,056	-	-
Barclaycard	22,457	-	-
GRCB - Absa	17,213	-	-
GRCB - Western Europe	25,084	-	-
GRCB - Emerging Markets	10,176	-	-
Barclays Capital	172,974	-	-
Barclays Global Investors	4,266	-	-
Barclays Wealth	8,011	-	-
Head office functions and other operations	1,101	-	-
Profit before tax	353,878	-	-

Restated Business Margins

		Half-year	Half-year
	Full-year	ended	ended	Full-year
	31.12.07	31.12.07	30.06.07	31.12.06
	%	%	%	%
UK Retail Banking assets	1.20	1.19	1.20	1.32
UK Retail Banking liabilities	2.15	2.16	2.15	2.05
Barclays Commercial Bank assets	1.80	1.75	1.85	1.92
Barclays Commercial Bank liabilities	1.49	1.49	1.50	1.46
Barclaycard assets	6.51	6. 27	6.7 7	7.05
GRCB - ABSA assets	2.70	2.70	2.7 2	2.81
GRCB - ABSA liabilities	3.21	3.49	2.90	2.87
GRCB - Western Europe assets	1.13	1.13	1.13	1.11
GRCB - Western Europe liabilities	1.64	1.56	1.72	1.70
GRCB - Emerging Markets assets	6.62	6.56	6.67	8.46
GRCB - Emerging Markets liabilities	0.75	0.63	0.91	0.93
Barclays Wealth assets	1.11	1.10	1.12	1.08
Barclays Wealth liabilities	1.03	0.98	1.08	1.10

Restated Average Balances

		Half-year	Half-year
	Full-year	ended	ended	Full-year
	31.12.07	31.12.07	30.06.07	31.12.06
	£m	£m	£m	£m
UK Retail Banking assets	78,502	80,228	76,747	73,593
UK Retail Banking liabilities	81,848	83,456	80,213	76,498
Barclays Commercial Bank assets	53,947	55,232	52,661	52,330
Barclays Commercial Bank liabilities	46,367	46,245	46,489	44,839
Barclaycard assets	18,976	19,372	18,579	17,728
GRCB - Absa assets	25,333	26,583	24,062	23,720
GRCB - Absa liabilities	11,511	11,911	11,106	10,897
GRCB - Western Europe assets	30,145	31,766	28,498	24,812
GRCB - Western Europe liabilities	7,489	7,691	7,284	6,404
GRCB - Emerging Markets assets	3,559	4,164	2,953	2,258
GRCB - Emerging Markets liabilities	5,115	5,686	4,544	4,018
Barclays Wealth assets	7,403	8,332	6,458	5,543
Barclays Wealth liabilities	31,151	33,130	29,140	27,744

Restated business net interest income

		Half-year	Half-year
	Full-year	ended	ended	Full-year
	31.12.07	31.12.07	30.06.07	31.12.06
	£m	£m	£m	£m
UK Retail Banking assets	939	483	456	970
UK Retail Banking liabilities	1,763	909	854	1,566
Barclays Commercial Bank assets	970	486	484	1,005
Barclays Commercial Bank liabilities	693	348	345	655
Barclaycard assets	1,236	612	624	1,248
GRCB - Absa assets	686	362	324	664
GRCB - Absa liabilities	369	209	160	313
GRCB - Western Europe assets	341	181	160	274
GRCB - Western Europe liabilities	123	61	62	109
GRCB - Emerging Markets assets	235	137	98	214
GRCB - Emerging Markets liabilities	39	19	20	37
Barclays Wealth assets	82	46	36	60
Barclays Wealth liabilities	320	164	156	306
Business net interest income	7,796	4,017	3,779	7,421

Restated reconciliation of business net interest income to Group net interest income

		Half-year	Half-year
	Full-year	ended	ended	Full-year
	31.12.07	31.12.07	30.06.07	31.12.06
	£m	£m	£m	£m
Business net interest income	7,796	4,017	3,779	7,421
Other:
- Barclays Capital	1,179	612	567	1,158
- Barclays Global Investors	(8)	(6)	(2)	10
- Other	643	398	245	554
Group net interest income	9,610	5,021	4,589	9,143

Business net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate, local equivalents for international businesses or the rate managed by the bank using derivatives. The margin is expressed as annualised business interest income over the relevant average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate, local equivalent for international businesses or the rate managed by the bank using derivatives.

Average balances are calculated on daily averages for most
UK
 banking operations and monthly averages elsewhere.

Within the reconciliation of Group net interest income, there is an amount captured as Other. This relates to: benefit of capital, including the restatement of Reserve Capital Instruments and other capital instruments; Head office functions and other operations; net funding on non customer assets and liabilities
.

Restated Risk Tendency

	Full-year	Half-year	Full-year
	31.12.07	30.06.07	31.12.06
	£m	£m	£m
UK Retail Banking	470	580	500
Barclays Commercial Bank	305	290	300
Barclaycard	955	975	1,090
GRCB - Absa	190	185	130
GRCB - Western Europe	135	105	90
GRCB - Emerging Markets	140	50	35
Barclays Capital	140	110	95
Barclays Wealth	10	10	10
Head office functions and other operations [1]	10	5	10
Risk Tendency	2,355	2,310	2,260

1

Includes businesses in transition.

Restated economic capital demand
1

	Full-year	Half-year	Full-year
	31.12.07	30.06.07	31.12.06
	£m	£m	£m
UK Retail Banking	3,400	3,400	3,300
Barclays Commercial Bank	3,200	3,150	2,750
Barclaycard	2,050	2,000	1,850
GRCB - Absa	900	900	700
GRCB - Western Europe	1,250	1,100	950
GRCB - Emerging Markets	450	300	350
Barclays Capital	5,200	4,400	3,750
Barclays Global Investors	200	200	150
Barclays Wealth	500	500	400
Head office functions and other operations [2]	250	250	300
Economic capital requirement (excluding goodwill)	17,400	16,200	14,500
Average historic goodwill and intangible assets [3]	8,400	8,100	7,750
Total economic capital requirement [4]	25,800	24,300	22,250

1

Calculated using a five point average over the year and rounded to the nearest £50m for presentation purposes.
2
    Includes Transition Businesses and capital for central functional risks.
3

Average goodwill relates to purchased goodwill and intangible assets from business acquisitions.

4

Total period end economic capital requirement as at 31st December 2007 was £29,650m (31st December 2006: £23,350m).

Restated
economic profit generated by business

	Full-year	Half-year	Full-year
	31.12.07	30.06.07	31.12.06
	£m	£m	£m
UK Retail Banking	617	311	590
Barclays Commercial Bank	635	332	729
Barclaycard	213	115	183
GRCB - Absa	98	39	138
GRCB - Western Europe	16	14	9
GRCB - Emerging Markets	26	29	308
Barclays Capital	1,172	969	1,181
Barclays Global Investors	430	210	376
Barclays Wealth	233	114	130
Head office functions and other operations	(470)	(185)	(315)
	2,970	1,948	3,329
Historic goodwill	(800)	(387)	(739)
Variance to average shareholders' funds
(excluding minority interest)	120	48	114
Economic profit	2,290	1,609	2,704

Restated s
taff numbers

	Full-year	Half-year	Full-year
	31.12.07	30.06.07	31.12.06
UK Retail Banking	32,800	33,900	34,500
Barclays Commercial Bank *	9,200	7,900	8,100
Barclaycard	8,900	8,700	9,100
GRCB - Absa	35,800	33,100	33,000
GRCB - Western Europe	8,800	7,600	6,600
GRCB - Emerging Markets	11,800	9,600	7,600
Barclays Capital	16,200	15,700	13,200
Barclays Global Investors	3,400	3,100	2,700
Barclays Wealth	6,900	6,900	6,600
Head office functions and other operations	1,100	1,200	1,200
Total Group permanent and fixed term contract staff worldwide	134,900	127,700	122,600

*
In the second half of 2007 certain operations personnel were transferred from UK Retail Banking to Barclays Commercial Bank
. The Staff numbers above for Barclays Commercial Bank as at 30th June 2007 and 31st December 2006 as such do not include 1,200 and 900 such personnel respectively which at those points were included with
in
 UK Retail Banking
.

- ENDS -